UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.         )*

ScripsAmerica, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

811066109 (CUSIP Number)

November 14, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 811066109	13G

1.	Name of Reporting Person I.R.S. Identification Nos. of above persons (entities only) Jeffrey Andrews

2.	Check the Appropriate Box if a Member of a Group (See instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 5,080,000 Shares 6. Shared Voting Power 0 Shares 7. Sole Dispositive Power 5,080,000 Shares 8. Shared Dispositive Power 0 Shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,080,000

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 9.8%

12.	Type of Reporting Person (See instructions) IN

Item 1.	(a)	Name of Issuer:

The name of the issuer to which this filing on Schedule 13G relates is ScripsAmerica, Inc. (the “Company”).

	(b)	Address of Issuer’s Principal Executive Offices

The principal executive offices of the Company are located at 77 McCullough Drive, Suite 7, New Castle, Delaware 19720.

Item 2.	(a)	Name of Person Filing:

This Statement is being filed by Jeffrey Andrews.

	(b)	Address of Principal Business Office or, if none, Residence:

The principal business office address of Jeffrey Andrews is 77 McCullough Drive, Suite 7, New Castle, Delaware 19720.

	(c)	Citizenship:

Jeffrey Andrews is a citizen of the United States of America.

	(d)	Title of Class of Securities:

The class of equity securities of the Company to which this filing on Schedule 13G relates is Common Stock, $.001 par value per share (the “Common Stock”).

	(e)	CUSIP Number:

The CUSIP number of the Company’s Common Stock is 811066109.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

(k)	☐	If this statement is filed pursuant to §240.13d-1(c), check this box.

Item 4.	Ownership.

	(a)	Amount beneficially owned:

As of the close of business on November 14, 2011, Jeffrey Andrews owned 5,080,000 shares of Common Stock of the Company.

	(b)	Percent of class:

As of the close of business on November 14, 2011, Jeffrey Andrews was the beneficial owner of 9.8% of the outstanding shares of Common Stock of the Company.

	(c)	Number of shares as to which the person has:

		(i)	Sole power to vote or to direct the vote: 5,080,000 Shares.

		(ii)	Shared power to vote or to direct the vote: 0

		(iii)	Sole power to dispose or to direct the disposition of: 5,080,000 Shares.

		(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

By signing below, the undersigned certifies that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Dated: November 16, 2011

/s/Jeffrey Andrews Jeffrey Andrews